UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                   BBJ Environmental Technologies, Inc.
----------------------------------------------------------------------------
                              (Name of Issuer)


                 Common Stock, $0.001 par value per share
----------------------------------------------------------------------------
                      (Title of Class of Securities)


                                 682071105
----------------------------------------------------------------------------
                               (CUSIP Number)


                             Jerry V. Schinella
                    6802 Citicorp Boulevard, Suite 500
                            Tampa, Florida 33619
                                (813) 622-8550
----------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)


                               October 14, 2002
----------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

                                SCHEDULE 13D
CUSIP No. 682071105                                        Page 2 of 7 Pages
----------------------------------------------------------------------------

1	NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Jerry V. Schinella
----------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                    (b) [ ]

----------------------------------------------------------------------------

3	SEC USE ONLY


----------------------------------------------------------------------------

4	SOURCE OF FUNDS

        OO (Exchange of Securities and Services)
----------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(E)                                  [ ]

----------------------------------------------------------------------------

6	CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
----------------------------------------------------------------------------

   NUMBER OF SHARES
     BENEFICIALLY     7   SOLE VOTING POWER
     OWNED BY EACH
      REPORTING           4,035,648
     PERSON WITH      ------------------------------------------------------

                      8   SHARED VOTING POWER

                          0
                      ------------------------------------------------------

                      9   SOLE DISPOSITIVE POWER

                          4,035,648
                      ------------------------------------------------------

                      10  SHARED DISPOSITIVE POWER

                          0
----------------------------------------------------------------------------

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,035,648
----------------------------------------------------------------------------

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                          [ ]

----------------------------------------------------------------------------

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.8%
----------------------------------------------------------------------------

14	TYPE OF REPORTING PERSON

        IN
----------------------------------------------------------------------------

Item 1.  Security of Issuer

     This Schedule relates to shares of common stock, $0.001 par value per share ("Common Stock"), of BBJ Environmental Technologies, Inc., a Nevada corporation (the "Issuer"), whose principal executive offices are located at 6802 Citicorp Boulevard, Suite 500, Tampa, Florida 33619. (This Amendment No. 1 to the Schedule 13D, together with the Initial
Schedule 13D filed on June 8, 2000 ("Initial Schedule 13D) are referred to herein, collectively, as the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings previously ascribed to them in the Initial Schedule 13D.


Item 2.  Identity and Background

     (c) President, Chief Operating Officer, Chief Financial Officer, and Secretary of the Issuer.


Item 3.  Source and Amount of Funds or Other Consideration

     The Directors' Options (as defined in Item 4 of the Schedule 13D) were granted to the Reporting Person as consideration for the Reporting Person's services as a director of the Issuer. The Reorganization Options (as defined in Item 4 of the Schedule 13D) were granted to the Reporting Person in exchange for options to purchase shares of common stock of BBJ Environmental Solutions, Inc. held by the Reporting Person.


Item 4.  Purpose of Transaction

     The Common Stock and stock options to purchase Common Stock have been acquired by the Reporting Person for investment purposes. The Reporting Person will monitor his investment in the Company and will in the future determine the most appropriate course of action to take with his investment. In reaching any decision with respect to this investment, the Reporting Person will take into consideration various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the shares, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to the Reporting Person. Based on such factors, the Reporting Person may from time to time determine that a further investment in the Company is attractive and purchase additional shares in the open market, in privately negotiated transactions, or otherwise. Alternatively, the Reporting Person may determine to dispose of some or all of his shares in the open market, in privately negotiated transactions to one or more purchasers, or otherwise.

     On October 14, 2002, the Issuer granted to the Reporting Person (and all other directors of the Issuer) options to purchase 80,000 shares of Common Stock at an exercise price of $0.50 per share in exchange for the Reporting Person's services as a director of the Issuer for the fiscal year 2002 ("2002 Directors' Options"). In addition, on March 8, 2001 the Issuer granted options to the Reporting Person (and all other directors of the Issuer) to purchase 40,000 shares of Common Stock at an exercise price of $1.25 per share in exchange for the Reporting Person's services as a director of the Issuer for the fiscal year 2001 ("2001 Directors' Options"). The specific terms and conditions of the 2002 Directors' Options and the 2001 Directors Options' (the "Directors' Options"), all of which are fully vested, are set forth in the Grant of Option Pursuant to the BBJ Environmental Technologies, Inc. Employee Benefit and Consulting Services Compensation Plan, dated October 14, 2002, by and between the Issuer and the Reporting Person, and the Grant of Option Pursuant to the BBJ Environmental Technologies, Inc. Employee Benefit and Consulting Services Compensation Plan, dated March 8, 2001 by and between the Issuer and the Reporting Person (collectively referred to herein as the "Directors' Option Agreements"), copies of which are attached hereto as Exhibit 1 and Exhibit 2, respectively, and each is incorporated herein by reference.



                            Page 3 of 7 Pages

      As previously reported, in connection with the consummation of the Agreement and Plan of Reorganization between the Issuer (formerly known as Omega Development, Incorporated), BBJ Environmental Solutions, Inc., and the Stockholders of BBJ Listed at the Foot of the Agreement, dated January 31, 2000 (the "Reorganization Agreement"), on June 1, 2000, the Reporting Person received 3,359,890 shares of Common Stock in exchange for shares of common stock of BBJ Environmental Solutions, Inc. held by the Reporting Person. A copy of the Reorganization Agreement is attached as Exhibit 3 to the Schedule 13D and is incorporated herein by reference.
 In addition, in connection with the Reorganization Agreement, on June 28, 2001 the Reporting Person received options to purchase an aggregate of 938,758 shares of Common Stock ("Reorganization Options") in exchange for options to purchase 469,379 shares of common stock of BBJ Environmental Solutions, Inc. held by the Reporting Person. The Reorganization Options consist of options to purchase: (i) 138,758 shares of Common Stock at an exercise price of $1.17 per share, (ii) 80,000 shares of Common Stock at an exercise price of $1.00 per share, and (iii) 720,000 shares of Common Stock at an exercise price of $1.25 per share. The specific terms of the Reorganization Options, all of which are fully vested, are set forth in each of the three agreements titled Grant of Option Pursuant to the BBJ Environmental Technologies, Inc. Employee Benefit and Consulting Services Compensation Plan, dated June 28, 2001, by and between the Issuer and the Reporting Person (collectively referred to herein as the "Reorganization Option Agreements"), copies of which are attached to the Schedule 13D as Exhibit 4, Exhibit 5, and Exhibit 6 and each is incorporated herein by reference. Further, since the consummation of the Reorganization Agreement, the Reporting Person has disposed of an aggregate of 383,000 shares of the Common Stock, as follows: (i) 33,000 shares of Common Stock were sold at $1.00 per share on February 6, 2001, (ii) 150,000 shares of Common Stock were sold at $1.00 per share on June 15, 2001, and (iii) 200,000 shares of Common Stock were transferred in the form of a gift on October 16, 2001.

     The Directors' Options and Reorganization Options described in this
Item 4 of the Schedule 13D have been granted to the Reporting Person pursuant to the BBJ Environmental Technologies, Inc. 2000 Employee Benefit and Consulting Services Compensation Plan, as amended.

     Except as indicated in the Schedule 13D, the Reporting Person has no plans or proposals which relate to or would result in:


     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    (e) any material change in the present capitalization or dividend policy of the Issuer;

    (f) any other material change in the Issuer's business or corporate structure;

    (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;



                            Page 4 of 7 Pages

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of Issuer

     (a) , (b) As of the date of hereof, the Reporting Person is the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of, and has sole voting power with respect to, an aggregate of 4,035,648 shares of Common Stock (including 1,058,758 shares of Common Stock which may be acquired upon the exercise of options currently owned), which represents approximately 9.8% of the 40,314,578 shares of Common Stock outstanding as of December 31, 2002.

     (c) The Reporting Person has not effected any transactions in the Common Stock during the past 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Other than the Directors' Option Agreements, the Reorganization Agreement, and the Reorganization Option Agreements and the related documents and the transactions contemplated thereby, as described in Item 4 of the Schedule 13D, the Reporting Person knows of no other contracts, arrangements, understandings or relationships required to be described herein. The description of the contents of the Directors' Option Agreements, the Reorganization Agreement, and the Reorganization Option Agreements set forth in this Schedule 13D is qualified in its entirety by reference to Exhibit 1 through Exhibit 2, Exhibit 3, and Exhibit 4 through Exhibit 6, respectively, to the Schedule 13D.


Item 7.  Material to Be Filed as Exhibits

     Exhibit 1 Grant of Option Pursuant to the BBJ Environmental Technologies, Inc. Employee Benefit and Consulting Services Compensation Plan, dated October 14, 2002, by and between BBJ Environmental Technologies, Inc. and Jerry V. Schinella.

     Exhibit 2 Grant of Option Pursuant to the BBJ Environmental Technologies, Inc. Employee Benefit and Consulting Services Compensation Plan, dated March 8, 2001, by and between BBJ Environmental Technologies, Inc. and Jerry
                  V. Schinella.

     Exhibit 3 Agreement and Plan of Reorganization between Omega Development, Incorporated, BBJ Environmental Solutions, Inc., and the Stockholders of BBJ Listed at the Foot of the Agreement, dated January 31, 2000.

     Exhibit 4 Grant of Option Pursuant to the BBJ Environmental Technologies, Inc. Employee Benefit and Consulting Services Compensation Plan, dated June 28, 2001, by and between BBJ Environmental Technologies, Inc. and Jerry
                  V. Schinella.

     Exhibit 5 Grant of Option Pursuant to the BBJ Environmental Technologies, Inc. Employee



                            Page 5 of 7 Pages

                  Benefit and Consulting Services Compensation Plan, dated June 28, 2001, by and between BBJ Environmental
                  Technologies, Inc. and Jerry V. Schinella.

     Exhibit 6 Grant of Option Pursuant to the BBJ Environmental Technologies, Inc. Employee Benefit and Consulting Services Compensation Plan, dated June 28, 2001, by and between BBJ Environmental Technologies, Inc. and Jerry
                  V. Schinella.
































                            Page 6 of 7 Pages

                                Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 20, 2003                    /s/ Jerry V. Schinella
                                            -----------------------------
                                            Jerry V. Schinella




































                            Page 7 of 7 Pages

                            INDEX TO EXHIBITS
                            -----------------

Exhibit
Number        Description of Exhibits
-------       -----------------------

  1      --   Grant of Option Pursuant to the BBJ Environmental
              Technologies, Inc. Employee Benefit and Consulting
              Services Compensation Plan, dated  October 14,
              2002, by and between BBJ Environmental
              Technologies, Inc. and Jerry V. Schinella.

  2      --   Grant of Option Pursuant to the BBJ Environmental
              Technologies, Inc. Employee Benefit and Consulting
              Services Compensation Plan, dated March 8, 2001, by and between BBJ Environmental Technologies, Inc. and Jerry V. Schinella.

  3      --   Agreement and Plan of Reorganization between Omega
              Development, Incorporated, BBJ Environmental
              Solutions, Inc.,  and the Stockholders of BBJ
              Listed at the Foot of the Agreement, dated January
              31, 2000.

  4      --   Grant of Option Pursuant to the BBJ Environmental
              Technologies, Inc. Employee Benefit and Consulting
              Services Compensation Plan, dated June 28, 2001, by and between BBJ Environmental Technologies, Inc. and Jerry V. Schinella.

  5      --   Grant of Option Pursuant to the BBJ Environmental
              Technologies, Inc. Employee Benefit and Consulting
              Services Compensation Plan, dated June 28, 2001, by and between BBJ Environmental Technologies, Inc. and Jerry V. Schinella.

  6      --   Grant of Option Pursuant to the BBJ Environmental
              Technologies, Inc. Employee Benefit and Consulting
              Services Compensation Plan, dated June 28, 2001, by and between BBJ Environmental Technologies, Inc. and Jerry V. Schinella.

                                                           [EXHIBIT 1]

                   GRANT OF OPTION PURSUANT TO THE
                BBJ ENVIRONMENTAL TECHNOLOGIES, INC.
    EMPLOYEE BENEFIT AND CONSULTING SERVICES COMPENSATION PLAN

     BBJ Environmental Technologies, Inc., a Nevada corporation (the "Company"), hereby grants to Jerry V. Schinella ("Optionee") an option to purchase 80,000 shares of common stock, $.001 par value (the "Shares") of the Company at the purchase price of $.50 per share (the "Purchase Price"). This Grant of Option is exercisable in whole or in part, and upon payment in cash, check or money order, or other form of equivalent cash payment acceptable to the Company, to the offices of the Company at 6802 Citicorp Blvd., Suite 500, Tampa, Florida 33619.

     Unless otherwise set forth in an agreement between the Optionee and the Company or in the resolutions of the Board or Committee approving the grant of this Option contained herein, in the event that Optionee's employee status with the Company or an Affiliated Corporation as defined in, the Plan, ceases or terminates for any reason whatsoever, whether voluntary, involuntary or by contract, this Grant of Option shall terminate immediately with respect to all unvested options and with respect to any portion of this Grant of Option that has vested and not been exercised, such vested and unexercised options shall terminate no later than either: 1) thirty days after the date of cessation or termination of employee status, as determined in the sole discretion of the Company; or 2) such other date as set forth in a written agreement between the Optionee and the Company, but in no event later than the Expiration Date of this Option as defined herein; and no rights hereunder may be exercised after said date.

     The foregoing paragraph shall not apply to any Grant of Option granted to a non-employee of the Company. Unless otherwise set forth in an agreement between the Optionee and the Company or in the resolutions of the Board or Committee approving the grant of this Option contained herein, any Grant of Option for services as a director, consultant or advisor to the Company, shall terminate immediately with respect to all unvested options in the event such person ceases to serve as a director, consultant or advisor to the Company and with respect to any portion of this Grant of Option that has vested and not been exercised, such vested and unexercised options shall continue in force and effect until the expiration date.

     Subject to the preceding paragraph, this Grant of Option, or any portion thereof, may be exercised only to the extent vested per the attached schedule, and must be exercised by Optionee no later than December 31, 2007 (the "Expiration Date") by (i) notice in writing, sent by facsimile copy to the Company at its address set forth above; and (ii) payment of the Purchase Price pursuant to the terms of this Grant of Option and the Company's Employee Benefit and Consulting Services Compensation Plan. The notice must refer to this Grant of Option, and it must specify the number of shares being purchased, and recite the consideration being paid therefor. Notice shall be deemed given on the date on which the notice is delivered to the Company by facsimile transmission bearing an authorized signature of Optionee.

    This Grant of Option shall be considered validly exercised once payment therefor has cleared the banking system and the Company has received written notice of such exercise.

     If Optionee fails to exercise this Grant of Option in accordance with this Agreement, then this Agreement shall terminate and have no force and effect, in which event Optionor and Optionee shall have no liability to each other with respect to this Grant of Option.

     This Grant of Option may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Execution and delivery of this Grant of Option by exchange of facsimile copies bearing the facsimile signature of a party hereto shall constitute a valid and binding execution and delivery of this Grant of Option by such party. Such facsimile copies shall constitute enforceable original documents.

    The validity, construction and enforceability of this Grant of Option shall be construed under and governed by the laws of the State of Florida, without regard to its rules concerning conflicts of laws, and any action brought to enforce this Grant of Option or resolve any controversy, breach or disagreement relative hereto shall be brought only in a court of competent jurisdiction within the county of Hillsborough, Florida.

     The shares of Common Stock issued upon exercise of this Grant of Option (the "Underlying Shares") are subject to adjustment due to any changes in the capital structure of the Company as set forth in
Section 15 of the Plan. Further, the Underlying Shares may not be sold, exchanged, assigned, transferred or permitted to be transferred, whether voluntarily, involuntarily or by operation of law, delivered, encumbered, discounted, pledged, hypothecated or otherwise disposed of until (i) the Underlying Shares have been registered with the Securities and Exchange Commission pursuant to an effective registration statement on Form S-8, or such other form as may be appropriate, in the discretion of the Company; or (ii) an Opinion of Counsel, satisfactory to the Company, has been received, which opinion sets forth the basis and availability of any exemption for resale or transfer from federal or state securities registration requirements.

     This Grant of Option may not be assigned, transferred or hypothecated (except under the laws of descent and distribution) and any purported assignment, transfer or hypothecation shall be void ab initio and shall be of no force or effect.

     The Underlying Shares have been registered with the Securities and Exchange Commission pursuant to a registration statement on Form S-8. The grant of this Option is subject to the conditions contained above and in the Company's 2000 Employee Benefit and Consulting Services Compensation Plan, a copy of which is appended hereto. In the event of a conflict between this Option and the Plan, the Plan shall control.

     IN WITNESS WHEREOF, this Grant of Option has been executed effective as of October 14, 2002.

                               BBJ ENVIRONMENTAL TECHNOLOGIES, INC.


                               BY  JERRY V. SCHINELLA, PRESIDENT


                               By: /s/Jerry V. Schinella
                                  -------------------------------

Grant of Option pursuant to the BBJ Environmental Technologies, Inc. 2000 Employee Benefit and Consulting Services Compensation Plan

Optionee:                      Jerry V. Schinella

Options Granted:               80,000

Purchase Price:                $.50 per Share

Date of Grant:                 October 14, 2002

Exercise Period:               October 14, 2002 to December 31, 2007

Expiration Date:               December 31, 2007

Vesting Schedule:	option on
                        # of shares     date vested (assuming continued employee
                        -----------     ----------- or consultant status, etc.)

                           80,000       10M vest each scheduled Board meeting
                                        attended in 2002

Vested Options Exercised to Date:       ___________ (including this exercise)

Balance of Vested Options to be
  Exercised                             ___________


=============================================================================


                          NOTICE OF EXERCISE
           (TO BE SIGNED ONLY UPON EXERCISE OF THE OPTION)

TO:  BBJ Environmental Technologies, Inc. ("Optionor")

     The undersigned, the holder of the Grant of Option described above, hereby irrevocably elects to exercise the purchase rights represented by such Grant of Option for, and to purchase thereunder, __________ shares of the Common Stock of BBJ Environmental
Technologies, Inc., and herewith makes payment of __________________ therefor. Optionee requests that the certificates for such shares be issued in the name of Optionee and be delivered to Optionee at the address of _____________________________, and if such shares shall not be all of the shares purchasable hereunder, represents that a new Subscription of like tenor for the appropriate balance of the shares, or a portion thereof, purchasable under the Grant of Option pursuant to the BBJ Environmental Technologies, Inc. Employee Benefit and Consulting Services Compensation Plan, be delivered to Optionor when and as appropriate.

                                        OPTIONEE:


Dated:___________________               ________________________________

                                                           [EXHIBIT 2]

                GRANT OF OPTION PURSUANT TO THE
              BBJ ENVIRONMENTAL TECHNOLOGIES, INC.
  EMPLOYEE BENEFIT AND CONSULTING SERVICES COMPENSATION PLAN

     BBJ Environmental Technologies, Inc., a Nevada corporation (the "Company"), hereby grants to Jerry V. Schinella ("Optionee") an option to purchase 40,000 shares of common stock, $.001 par value (the "Shares") of the Company at the purchase price of $1.25 per share (the "Purchase Price"). This Grant of Option is exercisable in whole or in part, and upon payment in cash, check or money order, or other form of equivalent cash payment acceptable to the Company, to the offices of the Company at 6802 Citicorp Blvd., Suite 500, Tampa, Florida 33619.

     Unless otherwise set forth in an agreement between the Optionee and the Company or in the resolutions of the Board or Committee approving the grant of this Option contained herein, in the event that Optionee's employee status with the Company or an Affiliated Corporation as defined in the Plan, ceases or terminates for any reason whatsoever, whether voluntary, involuntary or by contract, this Grant of Option shall terminate immediately with respect to all unvested options and with respect to any portion of this Grant of Option that has vested and not been exercised, such vested and unexercised options shall terminate no later than either: 1) thirty days after the date of cessation or termination of employee status, as determined in the sole discretion of the Company; or 2) such other date as set forth in a written agreement between the Optionee and the Company, but in no event later than the Expiration Date of this Option as defined herein; and no rights hereunder may be exercised after said date.

     The foregoing paragraph shall not apply to any Grant of Option granted to a non-employee of the Company. Unless otherwise set forth in an agreement between the Optionee and the Company or in the resolutions of the Board or Committee approving the grant of this Option contained herein, any Grant of Option for services as a director, consultant or advisor to the Company, shall terminate immediately with respect to all unvested options in the event such person ceases to serve as a director, consultant or advisor to the Company and with respect to any portion of this Grant of Option that has vested and not been exercised, such vested and unexercised options shall continue in force and effect until the expiration date.

     Subject to the preceding paragraph, this Grant of Option, or any portion thereof, may be exercised only to the extent vested per the attached schedule, and must be exercised by Optionee no later than March 7, 2005 (the "Expiration Date") by (i) notice in writing, sent by facsimile copy to the Company at its address set forth above; and
(ii) payment of the Purchase Price pursuant to the terms of this Grant of Option and the Company's Employee Benefit and Consulting Services Compensation Plan. The notice must refer to this Grant of Option, and it must specify the number of shares being purchased, and recite the consideration being paid therefor. Notice shall be deemed given on the date on which the notice is delivered to the Company by facsimile transmission bearing an authorized signature of Optionee.

     This Grant of Option shall be considered validly exercised once payment therefor has cleared the banking system and the Company has received written notice of such exercise.

     If Optionee fails to exercise this Grant of Option in accordance with this Agreement, then this Agreement shall terminate and have no force and effect, in which event Optionor and Optionee shall have no liability to each other with respect to this Grant of Option.

     This Grant of Option may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Execution and delivery of this Grant of Option by exchange of facsimile copies bearing the facsimile signature of a party hereto shall constitute a valid and binding execution and delivery of this Grant of Option by such party. Such facsimile copies shall constitute enforceable original documents.

     The validity, construction and enforceability of this Grant of Option shall be construed under and governed by the laws of the State of Florida, without regard to its rules concerning conflicts of laws, and any action brought to enforce this Grant of Option or resolve any controversy, breach or disagreement relative hereto shall be brought only in a court of competent jurisdiction within the county of Hillsborough, Florida.

     The shares of Common Stock issued upon exercise of this Grant of Option (the "Underlying Shares") are subject to adjustment due to any changes in the capital structure of the Company as set forth in
Section 15 of the Plan. Further, the Underlying Shares may not be sold, exchanged, assigned, transferred or permitted to be transferred, whether voluntarily, involuntarily or by operation of law, delivered, encumbered, discounted, pledged, hypothecated or otherwise disposed of until (i) the Underlying Shares have been registered with the Securities and Exchange Commission pursuant to an effective registration statement on Form S-8, or such other form as may be appropriate, in the discretion of the Company; or (ii) an Opinion of Counsel, satisfactory to the Company, has been received, which opinion sets forth the basis and availability of any exemption for resale or transfer from federal or state securities registration requirements.

     This Grant of Option may not be assigned, transferred or hypothecated (except under the laws of descent and distribution) and any purported assignment, transfer or hypothecation shall be void ab initio and shall be of no force or effect.

     The Underlying Shares have been registered with the Securities and Exchange Commission pursuant to a registration statement on Form S-8. The grant of this Option is subject to the conditions contained above and in the Company's 2000 Employee Benefit and Consulting Services Compensation Plan, a copy of which is appended hereto. In the event of a conflict between this Option and the Plan, the Plan shall control.

     IN WITNESS WHEREOF, this Grant of Option has been executed effective as of March 8, 2001.

                             BBJ ENVIRONMENTAL TECHNOLOGIES, INC.

                             BY MICHAEL J. GORDON
                             VICE PRESIDENT - CORPORATE ADMINISTRATION


                             By:  /s/Michael J. Gordon
                                -------------------------------

Grant of Option pursuant to the BBJ Environmental Technologies, Inc. 2000 Employee Benefit and Consulting Services Compensation Plan

Optionee:                    Jerry V. Schinella

Options Granted:             40,000 Shares

Purchase Price:              $1.25 per Share

Date of Grant:               March 8, 2001

Exercise Period:             March 8, 2001 to March 7, 2005

Expiration Date:             March 7, 2005

Vesting Schedule:	option on
                        # of shares     date vested (assuming continued employee
                        -----------     ----------- or consultant status, etc.)

                           10,000       Per Each Board Meeting Attended in 2001


Vested Options Exercised to Date:       ___________ (including this exercise)

Balance of Vested Options to be
  Exercised                             ___________


=============================================================================


                         NOTICE OF EXERCISE
          (TO BE SIGNED ONLY UPON EXERCISE OF THE OPTION)

TO:  BBJ Environmental Technologies, Inc. ("Optionor")

     The undersigned, the holder of the Grant of Option described above, hereby irrevocably elects to exercise the purchase rights represented by such Grant of Option for, and to purchase thereunder, __________ shares of the Common Stock of BBJ Environmental Technologies, Inc., and herewith makes payment of __________________ therefor. Optionee requests that the certificates for such shares be issued in the name of Optionee and be delivered to Optionee at the address of _____________________________, and if such shares shall not be all of the shares purchasable hereunder, represents that a new Subscription of like tenor for the appropriate balance of the shares, or a portion thereof, purchasable under the Grant of Option pursuant to the BBJ Environmental Technologies, Inc. Employee Benefit and Consulting Services Compensation Plan, be delivered to Optionor when and as appropriate.

                                     OPTIONEE:

Dated:_______________                _______________________________

                                                              [EXHIBIT 3]


                 AGREEMENT AND PLAN OF REORGANIZATION

         THIS AGREEMENT AND PLAN OF REORGANIZATION dated as of January 31, 2000, by and among Omega Development Incorporated, a Nevada corporation ("Purchaser" or "Omega"), BBJ Environmental Solutions, Inc. (hereinafter referred to as "BBJ") and the Stockholders of BBJ listed to at the foot of this Agreement (collectively referred to as the "Transferors").

                           W I T N E S S E T H:

         WHEREAS, Transferors will immediately prior to the Closing (as hereafter defined) be the owners and holders of 100% of BBJ's outstanding capital stock consisting of 5,683,333 shares of BBJ Common Stock held by 24 persons, 100,000 shares of Series A Preferred Stock currently convertible into 160,000 shares of BBJ Common Stock held by 7 persons and 171,875 shares of Series B Preferred Stock currently convertible into 275,000 shares of BBJ Common Stock held by 6 persons; and

         WHEREAS, the Omega Stockholders, consisting of 18 persons, are currently the owners and holders of 14,219,630 shares of Purchaser's Common Stock, $.001 par value, before giving effect to a one-for-three reverse stock split and the return to treasury of 3,465,000 shares, leaving them with 1,274,877 shares of Purchaser's Common Stock immediately before Closing; and

         WHEREAS, approximately 570 other Omega stockholders of record currently own 780,370 shares of Purchaser's Common Stock, $.001 par value, before giving effect to a one-for-three reverse stock split, resulting in approximately 260,123 shares of Purchaser's Common Stock to be owned by them immediately before closing, which when added to the 1,274,877 shares referred to above will total 1,535,000 outstanding Omega shares immediately before Closing; and

         WHEREAS, Purchaser is a publicly held corporation that desires to acquire control of a business which has growth potential; and

         WHEREAS, Purchaser desires to acquire 100% of the issued and outstanding shares of BBJ capital stock in exchange for 12,410,666 shares of Common Stock (subject to adjustment pursuant to Article 1.03 herein) of Purchaser (the "Omega Common Stock") in a tax free transaction pursuant to the provisions of Section 368(a)(1)(B) of the Internal Revenue Code of 1986;

         NOW, THEREFORE, for and in consideration of the mutual representations, warranties, covenants and undertakings herein contained, and on the terms and subject to the conditions set forth herein, the parties hereto agree as follows:

                              ARTICLE I

                          PURCHASE AND SALE
                          -----------------

         1.01 Sale and Purchase of Stock. Subject to and upon the terms and conditions contained herein, at the Closing (as hereinafter defined), the Transferors shall sell, assign, transfer, convey and deliver to Purchaser, free and clear of any liens, claims, encumbrances and charges whatsoever, and Purchaser shall purchase, accept and acquire from the Transferors 5,683,333 shares of the BBJ Common Stock (subject to adjustment as provided in Article 1.03 herein), 100,000 shares of Series A Preferred Stock and 171,875 shares of Series B Preferred Stock owned by them, as referenced in the signature pages in Tables I through III below. Purchaser shall purchase, accept and acquire from the Transferors all the aforesaid securities.

         1.02 Closing. The closing of the transaction contemplated hereby (the "Closing") shall occur on or before March 1, 2000 or such later date to which Purchaser and BBJ shall agree from time to time to adjourn same. The Closing shall occur at 10:00 A.M. in the offices of BBJ or at such other time and place as shall be mutually agreed to in writing by Purchaser and BBJ. In addition to any other closing conditions referenced herein, it is a condition precedent to the closing of this transaction that (i) Purchaser is current with all reports required to be filed under the Securities Exchange Act of 1934, as amended, (ii) Purchaser effects a one-for-three reverse stock split and a total of 3,465,000 post-split shares are sold back to the treasury of Purchaser at a purchase price of $.0001 per share and subsequently retired to the status of authorized but unissued shares of common Stock resulting in Purchaser having no more than 1,535,000 shares of Common Stock outstanding immediately prior to Closing, and
(iii) Paul Shapansky, Herbert Maxwell, Dennis Rendfish, Robert A. Schneider, Lois Shapiro, Shai Sasson, Sidney Borenstein and Eric Bashford CRT shall be responsible for the stock sale back referenced in (ii) above.

         1.03 Purchase Price. In consideration of the aforesaid securities of BBJ to be exchanged by the Transferors, Purchaser at the Closing shall deliver to Michael J. Gordon, as agent for the Transferors, certificates representing an aggregate of up to 12,410,666 shares of Omega Common Stock, free and clear of any liens, claims, encumbrances or charges whatsoever, registered as provided in the signature pages in Tables I through III below. In this respect, it is understood and agreed as follows: (i) Common Stockholders of BBJ shall receive two shares of Omega Common Stock in exchange for each share of BBJ Common Stock; and (ii) Series A and Series B Preferred Stockholders shall each receive 3.84 shares of Omega Common Stock in exchange for each share of BBJ Preferred Stock, rounded up to the nearest whole number in lieu of issuing any fractional shares of Omega Common stock. In the event that all Transferors named below do not execute this Agreement, a pro rata number of shares of Omega Common Stock will be delivered to the Transferors at Closing. However, it is a condition precedent to the closing of this Transaction that at least 90% of the BBJ Common Stockholders and 100% of the Preferred Stockholders execute this Agreement to become Transferors. Further, in the event that any additional shares of Common Stock are issued by BBJ prior to Closing, whether from the exercise of options or otherwise, it is a condition of this Transaction that such stockholders execute this Agreement to become Transferors and, in such event, the Purchaser will increase the number of shares of Omega's Common Stock to be issued at

Closing by an amount equal to two shares of Omega's Common Stock for each share of BBJ Common Stock.

         1.04 Instruments of Transfer; Further Assurances. In order to consummate the transaction contemplated hereby, the following documents and instruments shall be delivered:

                  (a) Documents from Transferors. At the Closing, Transferors shall deliver to Purchaser the BBJ stock certificates owned by them plus a duly executed stock power or other instrument of transfer for each such security with appropriate signature guarantees.

                  (b) Documents from Purchaser. Pursuant to Article 1.03, Purchaser shall deliver to Michael J. Gordon, as agent for the Transferors, at the Closing, Omega stock certificates to which the Transferors are entitled to be in such denominations as shall be requested by BBJ not less than three (3) business days prior to the date of the Closing.

                  (c) Further Documents. At the Closing, and at all times thereafter as may be necessary (i) Transferors shall execute and deliver to Purchaser such opinion of Counsel as may be reasonably necessary and other instruments of transfer as shall be reasonably necessary or appropriate to vest in Purchaser good and indefeasible title to the securities of BBJ owned by them and to comply with the purposes and intent of this Agreement, and (ii) Purchaser shall execute and deliver to Transferors such opinion of Counsel as may be reasonably necessary and other instruments, certificates and documents as shall be reasonably necessary or appropriate to convey to transferors, the Purchase Price and to comply with the purposes and intent of this Agreement.


                             ARTICLE II

              PURCHASER'S REPRESENTATIONS AND WARRANTIES
              ------------------------------------------

         Purchaser represents, warrants and covenants that, except as otherwise stated, the following are true and correct as of this date and will be true and correct through the date of the Closing as if made anew on and as of that date:

         2.01 Organization and Good Standing. Purchaser is a orporation duly organized, validly existing and in good standing under the laws of the state of Nevada with all requisite power and authority to carry on business, to own properties, to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to take all of the other actions provided for in or contemplated hereby. Purchaser is not presently qualified to transact business in the State of Florida but, prior to Closing, will qualify to do business in the State of Florida and will be in good standing at Closing. Purchaser currently has no active business operations and it is not required to be authorized to do business in any other jurisdiction. Purchaser has no subsidiaries or material assets or properties.

         2.02 Authorization and Validity. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been or will be prior to Closing duly authorized by the Board of Directors of the Purchaser (and, to the extent required by applicable law or regulation, by the shareholders; notice to non-consenting shareholders will be given on or immediately after Closing). This Agreement constitutes (or will not later than the Closing constitute) the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms with the exception of applicable bankruptcy and insolvency laws.

         2.03 No Violation. Neither the execution, delivery or performance of this Agreement nor the consummation of any of the transactions contemplated hereby now or at any time in the future (whether with the giving of notice or passage of time or both) will
(a) conflict with, or result in a violation or breach of the terms, conditions and provisions of, or constitute a default under, the Articles of Incorporation or By-Laws of Purchaser or any agreement, indenture or other instrument or undertaking of any kind or nature under which Purchaser is bound or to which the assets of Purchaser are subject, or result in the creation or imposition of any lien, claim, charge or encumbrance upon any of such assets or upon any of the stock of Purchaser, or (b) violate or conflict with any judgment, decree, order, statute, rule or regulation of any court or any public, governmental or regulatory agency or body having jurisdiction over Purchaser or the properties or assets of Purchaser. To the best of Purchaser's knowledge, Purchaser has complied (and will through the Closing comply) in all material respects with all applicable laws, regulations and licensing requirements, and has filed (and will through the date of the Closing file) with the proper authorities all necessary statements and reports, tax returns and all other filings of any kind or nature due at any time up through the date of the Closing.

         2.04 Capitalization. The authorized capital stock of the Purchaser consists of 25,000,000 shares of Common Stock, $.001 par value per share, of which amount 15,000,000 shares are currently issued and outstanding, which will be reduced to 1,535,000 shares immediately prior to the Closing through a one-for-three reverse stock split and Paul Shapansky, Herbert Maxwell, Dennis Rendfish, Robert A. Schneider, Lois Shapiro, Shai Sasson, Sidney Borenstein and Eric Bashford CRT selling back to the Purchaser at a price of $.0001 per share a total of 3,465,000 shares of Purchaser's Common Stock. All of Purchaser's issued and outstanding shares have been validly issued and are fully paid and non-assessable. There are and as of the date of the Closing will be, no outstanding warrants, options, subscriptions or other rights of any kind or nature by which any person or entity can acquire any additional shares of Common Stock or other securities of any kind or nature of the Purchaser; no shareholder of Purchaser or other person or entity is entitled to any preemptive rights, rights of first refusal or other rights of any kind or nature arising out of or relating to the issuance of shares of Omega Common Stock to be issued to the Transferors under this Agreement; and there are (and as of the Closing will be) no other commitments requiring the issuance of any additional shares of the capital stock of the Purchaser except as described herein. All of the shares of Common Stock to be issued to the Transferors at the Closing will be duly authorized, fully paid and non-assessable shares and shall not be subject to any lien, claim, charge, encumbrance or shareholder agreement of any kind or nature, right of first refusal or preemptive rights.

         2.05 Corporate Records. The copies of the Articles of
Incorporation and all amendments thereto and the By-Laws, as amended, of Purchaser that will be delivered to BBJ at or prior to the Closing will be true, correct and complete.

The minute book of Purchaser, copies of which will be delivered to BBJ at or prior to the Closing upon request will contain minutes of all meetings of and consents to all actions taken without meetings by the Board of Directors and the shareholders of Purchaser since the formation of Purchaser, all of which will be accurate in all material respects. The books and records, financial and others of Purchaser are in all material respects complete and correct and have been maintained in accordance with good business and accounting principles.

         2.06 Financial Statements/SEC Filings. Purchaser will furnish BBJ a copy of Purchaser's audited financial statements for the fiscal year ended December 31, 1999 contained in its Form 10-KSB for that fiscal year; and will furnish a copy of all reports filed under the Securities Exchange Act of 1934, as amended, for the last three years. The information set forth in these filings are true, correct and complete in all material respects, and the financial statements contained therein fairly presents financial condition of the Purchaser as of those dates, and the results of its operations for those periods referred to in the financial statements, in accordance with generally accepted accounting principles consistently applied. Purchaser did not have, as of the date of each such balance sheet, except as to the extent reflected or reserved against therein, any liabilities or obligations (absolute or contingent) which should be reflected in the balance sheet or the notes thereto prepared in accordance with generally accepted accounting principles. Purchaser is, or will be as of the Closing, current in all SEC, income and franchise tax and other reporting and filing obligations consistent with law and its contractual undertakings (if any).

         2.07 Absence of Certain Changes. Except for a $50,000 loan received from BBJ, since December 31, 1999, Purchaser has not: (a) suffered any material adverse change in its financial condition, assets, liabilities or business; (b) contracted for or paid any capital expenditures; (c) incurred any indebtedness or borrowed money, issued or sold any debt or equity securities or discharged or incurred any liabilities or obligations except in the ordinary course of business as heretofore conducted (as described in the Form 10-KSB for the year ended December 31, 1999); (d) mortgaged, pledged or subjected to any lien, lease, security interest or other charge or encumbrance any of their properties or assets; (e) paid any material amount on any indebtedness prior to the due date, forgiven or canceled any material debts or claims or released or waived any material rights or claims;
(f) suffered any damage or destruction to or loss of any assets (whether or not covered by insurance); (g) acquired or disposed of any assets or incurred any liabilities or obligations except in the ordinary course of business; (h) made any payments to its affiliates or associates or loaned any money to any person or entity; (i) formed or acquired or disposed of any interest in any corporation, partnership, joint venture or other entity; (j) entered into any employment, compensation, consulting or collective bargaining agreement or any other agreement of any kind or nature with any person or group, or modified or amended in any respect the terms of any such existing agreement; (k) entered into any other commitment or transaction or experienced any other event that relates to or affects in any way this Agreement or to the transactions contemplated hereby, or that has affected, or may adversely affect Purchaser's business, operations, assets, liabilities or financial condition; or (l) amended its Certificate of Incorporation or By-Laws beyond those provided to BBJ in accordance with Article 2.05 contained herein.

         2.08 Disclosure. No representation or warranty by Purchaser in this Agreement nor any statement or certificate furnished or to be furnished by it pursuant hereto or in connection with the transactions contemplated hereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained therein not misleading or necessary in order to provide BBJ and the Transferors with complete and accurate information.

         2.09 Consents. No authorization, consent, approval, permit or license of, or filing with, any governmental or public body or authority, any lender or lessor or any other person or entity is required to authorize, or is required in connection with the execution, delivery and performance of this Agreement, the agreements contemplated hereby, or the consummation of the transactions contemplated hereby or thereby, on the part of Purchaser.

         2.10 Compliance with Laws. There are no existing violations of any applicable federal, state or local law or regulation involving the current or prior property and/or business of Purchaser; there are no known, noticed or threatened current or prior violations or any state of facts involving Purchaser which would constitute such a violation; and this Agreement and the consummation of the transactions contemplated hereby will not give rise to any such violation.

         2.11 Litigation. Purchaser has not had any legal action or administrative proceeding or investigation instituted or, to the best of its knowledge, threatened against it. Purchaser is not (a) subject to any continuing court or administrative order, writ, injunction or decree applicable specifically to Purchaser or to its business, assets, operations or employees, or (b) in default with respect to any such order, writ, injunction or decree. Purchaser knows of no basis for any such action, proceeding or investigation.

         2.12 Tax and Franchise Returns. Purchaser has prepared and filed, or has caused to be prepared and filed, with the appropriate United States, state and local government agencies, and all political subdivisions thereof, all tax and franchise returns required to be filed by, on behalf of or on account of the operations of Purchaser; all such returns required to be filed prior to the Closing will be so filed; and all taxes, assessments, interest and penalties required to be paid in respect of all periods covered thereby have and will be paid. The federal income tax returns of Purchaser have not been examined by the Internal Revenue Service and the state income tax returns have not been examined by state authorities. Purchaser has not executed or filed with the IRS or any other taxing authority (whether domestic or foreign) any agreement extending the period for assessments or collection of any income or other taxes. Purchaser is not a party to a pending action or proceeding by any domestic or foreign governmental authority for assessment or collection of taxes, nor has any written claim for assessment or collection of taxes been asserted against it. The federal and state income tax and franchise returns of Purchaser included in the Omega Schedules are true and correct. Copies of all federal and state income tax and franchise returns of Purchaser filed for all fiscal periods for the last six years have been supplied to BBJ. Such returns accurately reflect the taxes due for the periods covered thereby.

         2.13 Purchaser Schedules. Purchaser has delivered (or will deliver prior to closing) to BBJ the following separate schedules, which are collectively referred to as the "Omega Schedules," certified by an officer of Omega to be complete and accurate:

              (a) Schedule "A": a copy of Purchaser's filings for the last five years under the Securities Exchange Act of 1934, as amended;

              (b) Schedule "B": a copy of Purchaser's Registration Statement and Prospectus pursuant to which Purchaser originally went public;

              (c) Schedule "C": recent Nevada and Florida good standing certificates;

              (d) Schedule "D": Copies of Certificate of Incorporation and By-Laws and all amendments thereto;

              (e) Schedule "E": Copies for the last six years and the most current federal, state and local income tax and/or franchise returns and any applicable extensions relating thereto;

              (f) Schedule "F": copies of all existing contracts and amendments thereto;

              (g) Schedule "G": Copies of all insurance plans; and

              (h) Schedule "H": Copies of all prior payroll returns.

         Purchaser will cause the schedules, instruments, and data delivered to BBJ hereunder to be updated after the date hereof to the Closing.

         2.14 Undisclosed Liabilities. Purchaser has at closing no liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for taxes, except for liabilities owed to BBJ in the principal amount of $50,000 plus interest.

         2.15 Contracts and Agreements. Purchaser has no contracts or agreements with any party which is not cancelable upon giving not more than thirty (30) days" notice without incurring any liability. Each of the contracts and agreements of Purchaser listed on the Disclosure
Schedule is valid and subsisting in full force and effect as of the date hereof. Copies of all agreements and contracts in the Disclosure Schedule have been provided to BBJ to the extent that such contracts and agreements are written.

         2.16 Insurance. The Disclosure Schedule contains a copy of any and all policies of insurance in force with respect to Purchaser. Purchaser carries all required public liability, workmen's compensation and other usual types of insurance of reasonable amounts and Purchaser will deliver to BBJ copies of any such policies and certificates of insurers showing such insurance to be in effect as of the date of this Agreement. Purchaser has not received notice from any existing insurance carrier of its intent to cancel any insurance policy provided in the Disclosure Schedule and to Purchaser's knowledge, any and all such policies are currently in full force and effect. All premiums due and payable on such policies have been paid and Purchaser is not a co-insurer under any term of any insurance policy.

         2.17 Labor Disputes. Purchaser has no employees, employee benefit plans, Collective Bargaining Agreement, union contract, profit sharing plan, group life insurance, group health insurance and/or fringe benefit plan. The Company is not currently required to file any payroll returns. Copies of all prior payroll returns for the last six years have been supplied to BBJ at Closing in accordance with the Purchaser Disclosure Schedules.

         2.18 Broker's Fees. Purchaser has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

         2.19 Interested Transactions. Purchaser is not a party to any contract, instrument, transaction or other arrangement with any officer or director of the Purchaser, or any member of their family, which continues on after the date hereof.


                             ARTICLE III

                REPRESENTATIONS AND WARRANTIES OF BBJ
                -------------------------------------

         BBJ represents, warrants and covenants that the following are true and correct as of this date and will be true and correct through the date of the Closing as if made anew on and as of that date and that parties will comply with the provisions of Articles 3.14 and 3.15 after Closing:

         3.01 Organization and Good Standing. BBJ is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida, with all requisite power and authority to carry on the business in which it is engaged, to own the properties it owns, to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to take all of the other actions provided for in or contemplated hereby. BBJ is not licensed to transact business outside of the State of Florida and it is not required to do so by the nature and conduct of its business. BBJ has no active subsidiaries.

         3.02 Authorization and Validity. The execution, delivery and performance of this Agreement by BBJ and the consummation of the transactions contemplated hereby have been or will be prior to Closing duly authorized by BBJ. This Agreement constitutes or will constitute legal, valid and binding obligations of BBJ, enforceable against BBJ in accordance with its terms. This Agreement will, at the time of the Closing, be authorized by the Board of Directors (and stockholders, if required) of BBJ and will constitute the valid and binding agreement of BBJ, enforceable in accordance with its terms, and neither the execution or delivery of this Agreement nor the consummation by BBJ of the transactions contemplated hereby (i) violates any statute or law or any rule, regulation or order of any court or any governmental authority, or (ii) violates or conflicts with, or constitutes a default under or will constitute a default under, any contract, commitment, agreement, understanding, arrangement, or restriction of any kind to which BBJ is a party or by which BBJ is bound.

         3.03 No Violation. Neither the execution, delivery or performance of this Agreement nor the consummation of any of the transactions contemplated hereby now or at any time in the future (whether with the giving of notice or passage of time or both) will
(a) conflict with, or result in a violation or breach of the terms, conditions and provisions of, or constitute a default under, the Articles of Incorporation or By-Laws of BBJ or any agreement, indenture or other instrument or undertaking of any kind or nature under which BBJ is bound or to which the assets of BBJ are subject, or result in the creation or imposition of any lien, claim, charge or encumbrance upon any of such assets or upon any of the stock of BBJ, or (b) violate or conflict with any judgment, decree, order, statute, rule or regulation of any court or any public, governmental or regulatory agency or body having jurisdiction over BBJ or the properties or assets of BBJ. BBJ has complied (and will through the Closing comply) in all material respects with all applicable laws, regulations and licensing requirements, and has filed (and will through the date of the Closing file) with the proper authorities all necessary statements and reports, tax returns and all other filings of any kind or nature due at any time up through the date of the Closing. BBJ possesses all necessary licenses, franchises, permits and governmental authorizations to conduct its business as now or heretofore conducted and as this Agreement contemplates it will be conducted after the Closing.

         3.04 Capitalization. As of the date hereof, BBJ had an authorized capitalization of 30,000,000 shares of Common Stock, $.0005 par value, of which 5,683,333 shares are issued and outstanding. BBJ has outstanding options and/or warrants of BBJ to purchase a total of 3,306,343 shares of Common Stock. BBJ also has 5,000,000 shares of Preferred Stock, $2.00 par value, authorized, consisting of 100,000 shares of Series A Preferred Stock outstanding and 171,875 shares of Series B Preferred Stock outstanding. The record and beneficial shareholders of at least 90% of the outstanding BBJ Common Stock, 100,000 shares of Series A Preferred Stock and 171,875 shares of Series B Preferred Stock at the time of the Closing will be the Transferors, which capital stock will be owned free and clear by the Transferors of all liens, claims, encumbrances, equities and proxies. Each outstanding share of capital stock at the time of Closing will be legally and validly issued and fully paid and non-assessable. There will be, at the time of the Closing, no other outstanding securities, obligations, rights, subscriptions, warrants, options or other rights to purchase shares of capital stock of BBJ except for options to purchase 2,806,343 shares of BBJ Common Stock and warrants to purchase 500,000 shares of BBJ Common Stock. After Closing, BBJ intends to utilize its best efforts to exchange BBJ options/warrants for Purchaser's options/warrants on terms to be determined by the Board of Directors of Purchaser. It also intends to complete the private placement referenced in Article 7.02.

         3.05 Corporate Records. The copies of the Articles of Incorporation and all amendments thereto and the By-Laws of BBJ that will be delivered to Purchaser at or prior to the Closing will be true, correct and complete. The minute book of BBJ, copies of which will be delivered to Purchaser at or prior to the Closing will contain minutes of all meetings of and consents to all actions taken without meetings by the Board of Directors and the shareholders of BBJ since the formation of BBJ, all of which will be accurate in all material respects. The books and records, financial and others of BBJ are in all material respects complete and correct and have been maintained in accordance with good business and accounting principles.

         3.06 Financial Statements. The unaudited financial statements of BBJ for the nine months ended September 30, 1999 (the "BBJ Financial Statements") fairly present the financial position of BBJ as of the balance sheet dates included therein and the results of its operations and changes in cash flow for the periods covered. The BBJ Financial Statements have been prepared in accordance with generally accepted accounting principles consistently applied throughout the periods involved. Each of such balance sheets presents fairly the financial condition of BBJ as of its date. BBJ did not have, as of the date of each of such balance sheet, except as and to the extent reflected or reserved against therein, any liabilities or obligations (absolute or contingent) which should be reflected in a balance sheet or the notes thereto prepared in accordance with generally accepted accounting principles. Such statements of operations and stockholders' equity present fairly the results of operations and changes in stockholders' equity of BBJ for the periods indicated. Such statements of changes in cash flow present fairly the information which should be presented therein in accordance with generally accepted accounting principles.

         3.07 Absence of Certain Changes. Since December 31, 1999, BBJ
has not:   (a) suffered any material adverse change in its financial
condition, assets, liabilities or business; (b) acquired or disposed of any assets or incurred any liabilities or obligations or borrowed money, issued or sold any debt or equity securities or discharged or incurred any liabilities or obligations except in the ordinary course of business as heretofore conducted; (c) mortgaged, pledged or subjected to any lien, lease, security interest or other charge or encumbrance any of their properties or assets; (d) paid any material amount on any indebtedness prior to the due date, forgiven or canceled any material debts or claims or released or waived any material rights or claims; (e) suffered any damage or destruction to or loss of any assets (whether or not covered by insurance); (f) formed or acquired or disposed of any interest in any corporation, partnership, joint venture or other entity; (g) entered into any other commitment or transaction or experienced any other event that relates to or affects in any way this Agreement or to the transactions contemplated hereby, or that has affected, or may adversely affect BBJ's business, operations, assets, liabilities or financial condition; or (h) amended its Certificate of Incorporation or By-Laws.

         3.08 Disclosure. No representation or warranty by BBJ in this Agreement nor any statement or certificate furnished or to be furnished by it pursuant hereto or in connection with the transactions contemplated hereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained therein not misleading or necessary in order to provide Purchaser with complete and accurate information.

         3.09 Consents. No authorization, consent, approval, permit or license of, or filing with, any governmental or public body or authority, any lender or lessor or any other person or entity is required to authorize, or is required in connection with the execution, delivery and performance of this Agreement, the agreements contemplated hereby, or the consummation of the transactions contemplated hereby or thereby, on the part of BBJ.

         3.10 Compliance with Laws. There are no existing violations of any applicable federal, state or local law or regulation involving the property or business of BBJ; there are no known, noticed or threatened violations or any state of facts involving BBJ which would constitute such a violation; and this Agreement and the consummation of the transactions contemplated hereby will not give rise to any such violation.

         3.11 Litigation. BBJ has not had any legal action or administrative proceeding or investigation instituted or threatened against it. BBJ is not (a) subject to any continuing court or administrative order, writ, injunction or decree applicable specifically to BBJ, or to its business, assets, operations or employees, or (b) in default with respect to any such order, writ, injunction or decree. Such persons know of no basis for any such action, proceeding or investigation.

         3.12 Tax and Franchise Returns. BBJ has prepared and filed, or has caused to be prepared and filed, with the appropriate United States, state and local government agencies, and all political subdivisions thereof, all tax and franchise returns required to be filed by, on behalf of or on account of the operations of BBJ; all such returns required to be filed prior to the Closing will be so filed; and all taxes, assessments, interest and penalties required to be paid in respect of all periods covered thereby have and will be paid. Such returns accurately reflect the taxes due for the periods covered thereby, exceptfor amounts which, in the aggregate, are immaterial. The federal income tax returns of BBJ have not been examined by the Internal Revenue Service and the state income tax returns have not been examined by the applicable State Department which audits such returns.

         3.13. BBJ Schedules. BBJ has made available (and will upon request deliver prior to closing) to Purchaser the following separate schedules, which are collectively referred to as the "BBJ Schedules," certified by an officer of BBJ to be complete and accurate.

              (a) Schedule "A": copies of the Certificate of Incorporation and By-Laws of BBJ, including all amendments thereto, now in effect or to be in effect;

              (b) Schedule "B": copies of all financial statements identified in Article 3.06;

              (c) Schedule "C": copies of all material contracts , leases, and other instruments to which BBJ is a party or is bound
(other than insurance policies).

              (d) Schedule "D": a list setting forth the name and address of each shareholder of BBJ and for each such shareholder, the number of shares of BBJ capital stock held;

         BBJ shall cause the schedules, instruments, and data delivered to Purchaser hereunder to be updated after the date hereof to the Closing.

         3.14 Information for Purchaser's Report on Form 8-K. BBJ will furnish Purchaser with all information concerning BBJ and its affiliates required for inclusion in the current report on Form 8-K to be filed by Purchaser pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to report the consummation of this Agreement. BBJ represents and warrants to Purchaser that all information so furnished for such report or other public release by Purchaser shall be true and correct in all material respects without omission of any material fact required to make the information stated not misleading.

         3.15 Audited Financial Statements. On or before 75 days from the date hereof, BBJ shall deliver to Purchaser audited financial statements for its most recently completed fiscal year, including the notes thereto, together with the opinion of the independent accountants of BBJ as required under Form 8-K pursuant to the Exchange Act. All such financial statements shall be prepared in accordance with generally accepted accounting principles consistently applied throughout the periods involved and applicable provisions of Regulation S-B promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. The balance sheets shall present fairly the financial condition of BBJ as of the dates required and shall contain all liabilities or obligations (absolute or contingent) which should be reflected on a balance sheet or the notes thereto prepared in accordance with generally accepted accounting principles. Such statement of operations shall present fairly the results of operations for the period(s) indicated. The statements of cash flow and stockholders' equity shall present fairly the information, which should be presented therein in accordance with generally accepted accounting principles.


                             ARTICLE IV

            REPRESENTATIONS AND WARRANTIES OF TRANSFERORS
            ---------------------------------------------

         The Transferors represent, warrant and covenant that the following are true and correct as of this date and will be true and correct through the date of the Closing as if made anew on and as of that date and the Transferees will comply with the provisions of
Article 4.08 after Closing:

         4.01 Organization and Good Standing. Each corporate Transferor, if any, is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, with all requisite power and authority to carry on the business in which it is and/or has been engaged, to own the properties it owns, to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to take all of the other actions provided for in or contemplated hereby.

         4.02 Authorization and Validity. The execution, delivery and performance of this Agreement by each non-individual Transferor and the consummation of the transactions contemplated hereby have been or will be prior to Closing duly authorized by each non-individual transferor. This Agreement constitutes or will constitute legal, valid and binding obligations of the Transferors, enforceable against the Transferors in accordance with its terms. This Agreement will, at the time of the Closing, be authorized by the Board of Directors or governing body of each non-individual Transferor and will constitute the valid and binding agreement of the Transferors, enforceable in accordance with its terms, and neither the execution or delivery of this Agreement nor the consummation by the Transferors of the transactions contemplated hereby (I) violates any statute or law or any rule, regulation or order of any court or any governmental authority, or (ii) violates or conflicts with, or constitutes a default under or will constitute a default under, any contract, commitment, agreement, understanding, arrangement, or restriction of any kind to which the Transferors are a party or by which the Transferors are bound.

         4.03 No Liens or Encumbrances. The record and beneficial shareholders of up to 5,683,333 shares of BBJ Common Stock (subject to adjustment as set forth in Article 1.03 herein), 100,000 shares of Series A Preferred Stock and 171,875 shares of Series B Preferred Stock at the time of the Closing will be the Transferors, which capital stock will be owned free and clear by the Transferors of all liens, claims, encumbrances, equities, proxies and other agreements and the Transferors shall have the unqualified right to transfer the BBJ securities to the Purchaser.

         4.04 Disclosure. No representation or warranty by any Transferor in this Agreement nor any statement or certificate furnished or to be furnished by it pursuant hereto or in connection with the transactions contemplated hereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained therein not misleading or necessary in order to provide Purchaser with complete and accurate information.

         4.05 Consents. No authorization, consent, approval, permit or license of, or filing with, any governmental or public body or authority, any lender or lessor or any other person or entity is required to authorize, or is required in connection with the execution, delivery and performance of this Agreement, the agreements contemplated hereby, or the consummation of the transactions contemplated hereby or thereby, on the part of the Transferors.

         4.06 Litigation. The Transferors have not had any legal action or administrative proceeding or investigation instituted or threatened against them. The Transferors are not (a) subject to any continuing court or administrative order, writ, injunction or decree applicable specifically to the BBJ securities owned by them, or (b) in default with respect to any such order, writ, injunction or decree. The Transferors know of no basis for any such action, proceeding or investigation.

         4.07 Transferor Representations. Each of the Transferors will cause a counterpart copy of this Agreement to be signed for purposes of representing and warranting that the shares of BBJ capital stock being sold by him, her or it are owned of record and beneficially by that Transferor, and are being sold free and clear of any lien, claim, charge, encumbrance, equity, proxy of any kind or other agreement.

         4.08 Information for Purchaser's Report on Form 8-K. The Transferors will furnish Purchaser with all information concerning them and their affiliates required for inclusion in the current report on Form 8-K to be filed by Purchaser pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to report the consummation of this Agreement. The Transferors represent and warrant to Purchaser that all information so furnished for such report or other public release by Purchaser shall be true and correct in all material respects without omission of any material fact required to make the information stated not misleading.

         4.09 Approval of Third Parties. To the extent any consent and approvals of third parties are necessary to effect the transactions contemplated in this agreement, the Transferors will obtain the same.

         4.10 Representation Letters. The Transferors confirm their understanding that the Omega Common Stock to be received by them is restricted and may not be freely resold unless the shares are registered or an exemption from registration is available. Further, the Transferors consent to an appropriate Securities and Exchange Commission restrictive legend to be placed on each certificate of Purchaser to be issued and delivered to them. Such legend shall read substantially as follows:

     "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SHARES UNDER SAID ACT, OR AN OPINION OF COUNSEL SATISFACTORY TO THE CORPORATION THAT REGISTRATION IS NOT THEN REQUIRED UNDER SAID ACT."


                              ARTICLE V

                     BBJ'S ADDITIONAL UNDERTAKINGS
                    -----------------------------

         Except as may be waived in writing by Purchaser, the obligations of Purchaser hereunder are subject to the fulfillment at or prior to the Closing of each of the following conditions:

         5.01 Opinion. Counsel to BBJ shall have delivered to Purchaser its opinion, dated the Closing Date, in form and substance reasonably satisfactory to counsel for Purchaser, to the effect that
(a) BBJ is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and has duly qualified to do business and is in good standing in the states where the nature of its business makes such qualification necessary,
(b) BBJ has full corporate power and authority to execute and perform this Agreement, (c) this Agreement has been duly authorized by all necessary corporate action on the part of BBJ, and has been duly executed and delivered by BBJ and constitutes the legal, valid and binding obligation of BBJ, enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency or other similar laws affecting creditors' rights generally or the availability of equitable remedies, (d) to the best of such counsel's knowledge, immediately prior to the Closing, the authorized, issued and outstanding capital stock of BBJ will be as set forth in Article 3.04,
(e) neither the execution and performance of this Agreement nor the consummation of the transactions contemplated hereby by BBJ will conflict with, or result in a breach of the terms, conditions and provisions of, or constitute a default under, the Articles of Incorporation or By-Laws of BBJ or, to the best of such counsel's knowledge, any agreement, indenture or other instrument of which such counsel has knowledge under which BBJ is bound or to which any of the assets of BBJ is subject, or to the best of such counsel's knowledge, result in the creation or imposition of any lien, charge or encumbrance upon any such assets, and (f) to the best of such counsel's knowledge, there are no options, warrants or other securities or rights outstanding which are convertible into or exercisable for any shares of capital stock of BBJ, except as described in Article 3.04.

         5.02 Consents and Approvals. BBJ shall have obtained, and delivered to Purchaser evidence thereof, all consents and approvals (if any) required to be obtained by it in connection with the consummation of the transactions contemplated hereby.


                             ARTICLE VI

                ADDITIONAL UNDERTAKINGS OF PURCHASER
                ------------------------------------

         Except as may be waived in writing by BBJ, the obligations of the Transferors hereunder are subject to fulfillment at or prior to the Closing of each of the following conditions in addition to those provided for in Article 1.02 hereof:

         6.01 Opinion. Counsel to Purchaser shall have delivered to BBJ its opinion, dated the Closing Date, in form and substance reasonably satisfactory to counsel for BBJ to the effect that (a) Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the state of Nevada and has duly qualified to do business and is in good standing in the State of Florida which is the only state where the nature of its business makes such qualification necessary, (b) Purchaser has full corporate power and authority to execute and perform this Agreement, (c) this Agreement has been duly authorized by all necessary corporate action on the part of Purchaser, and has been duly executed and delivered by Purchaser and constitutes the legal, valid and binding obligation of Purchaser enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency or other similar laws affecting creditors' rights generally or the availability of equitable remedies, (d) immediately prior to the Closing, the authorized, issued and outstanding capital stock of Purchaser will be as set forth in Article 2.04 after completing the one-for-three reverse stock split and stock sale back to Purchaser referenced therein, (e) neither the execution and performance of this Agreement nor the consummation of the transactions contemplated hereby by Purchaser will conflict with, or result in a breach of the terms, conditions and provisions of, or constitute a default under the Articles of Incorporation or By-Laws of Purchaser or, to the best of such counsel's knowledge, any agreement, indenture or other instrument of which such counsel has knowledge under which Purchaser is bound or to which any of the assets of Purchaser is subject, or to the best of such counsel's knowledge, result in the creation or imposition of any lien, charge or encumbrance upon any such assets, (f) to the best of such counsel's knowledge, there are no options, warrants or other securities or rights outstanding which are convertible into or exercisable for any shares of capital stock of Purchaser, and (g) to the best of such counsel's knowledge, the Purchaser is current and has filed all reports required under the securities Exchange Act of 1934, as amended, and to the best of such counsel's knowledge, the Purchaser's Form 10-KSB for its fiscal year ended December 31, 1999 is accurate and complete and does not contain any untrue statement(s) of a material fact or omit to state a material fact necessary to make the statement(s) contained therein not misleading or necessary in order to provide readers of the Form 10-KSB with complete and accurate information.

         6.02 Consents and Approvals. Purchaser shall have obtained, and delivered to BBJ and to Michael J. Gordon as agent for the Transferors evidence thereof, all consents and approvals (if any) required to be obtained by it in connection with the consummation of the transactions contemplated hereby.

         6.03 Filing of SEC Forms. In addition to the previously referenced filings, a Form 8-K shall be filed by Purchaser promptly upon the Closing to reflect these transactions.

         6.04 Board Representation. At or prior to the Closing, the current members of the Board of Directors and executive officers of Purchaser shall resign one by one with each vacancy created thereby to be filled by a person designated by Robert G. Baker or Jerry V.
Schinella.

         6.05 Delivery of Corporate Records. At or prior to the Closing, Purchasers shall deliver to Michael J. Gordon, all the corporate and business records of Purchasers, including, but not limited to the Minute Book, book of accounts, all financial statements, all banking records and banking resolutions naming new signatories covering all cash owned by Purchasers.

                             ARTICLE VII

             ADDITIONAL UNDERTAKING BY PURCHASER AND BBJ
             -------------------------------------------

         7.01 Access to Corporate Records. BBJ and the Purchaser agree to allow the other Party's professional representatives and executive officers access to the books and records of the other Party at anytime prior to the Closing, after giving the other party at least three business days prior written notice.

         7.02 Cooperation of Parties. BBJ and the Purchaser will cooperate with each other in the preparation of a $2,000,000 (i.e. 1,000,000 post-split shares at an estimated price of $2.00 per share) Private Placement Memorandum of Purchaser and the Purchaser's Form S-8 Registration Statement and Purchaser's Form SB-2 Registration Statement to be filed with the Securities and Exchange Commission. Executive officers and directors of BBJ will become executive officers and directors of Purchaser immediately after Closing. From the execution of this Agreement until the Closing Date, all proceeds received under the private placement offering will be escrowed and released to Purchaser only after Closing of this Agreement. The Form S-8 Registration Statement will cover an employee benefit plan. After the completion of the above referenced Private Placement Offering, it intends to file the Form SB-2 Registration Statement to register the resale of shares of Purchaser's Common Stock issuable upon exercise of (i) certain options of Purchaser to be granted to GunnAllen Financial, Inc. in exchange for its BBJ options and (ii) certain warrants of Purchaser to be granted to Titan Gulf Partners, Ltd. in exchange for its BBJ warrants, the resale of shares of Purchaser's Common Stock sold in the private placement offering, the Purchaser's Common Stock issuable to the January 3, 2000 private offering Common Stockholders and to the Series A and Series B Preferred Stockholders who are both Transferors under this Agreement and the resale of Purchaser's Common Stock issuable to Transferors Lester Morse, Steven Morse and Adrienne Grody as part of the consideration for Lester Morse P.C. representing the Purchaser after closing in connection with filing of the aforesaid Registration Statements.

                            ARTICLE VIII

                          OTHER AGREEMENTS
                          ----------------

         8.01 BBJ Loan. BBJ intends (or has loaned) $50,000 to Omega against delivery of a demand Promissory Note payable with interest at the rate of 6% per annum. Omega represents that such monies have been (or will be) utilized for the payment of legal and accounting expenses in connection with this transaction and the purpose of bringing Omega current under the Securities Exchange Act of 1934, as amended, and retiring all debt, accounts payable and accrued expenses through the Closing Date so that Omega will have no liabilities (other than the $50,000 owed to BBJ) or commitments (whether accrued or not) and will be (other than the $50,000 owed to BBJ) a clean shell as of the Closing Date.

         8.02 Indemnification by Herbert Maxwell and Paul Shapansky. Paul Shapansky and Herbert Maxwell (the "Indemnitors") shall indemnify and hold harmless BBJ and the Purchaser at all times after the date of this Agreement against and in respect of:

              (a) Undisclosed Liabilities. At closing, the Purchaser shall present a Closing Balance Sheet which is expected to demonstrate that Purchaser shall have no assets or liabilities except $50,000 owed to BBJ as referenced in Article 8.01. Such indemnification shall pertain to all liabilities of the Purchaser of any nature, whether accrued, absolute, contingent, or otherwise, existing at the Closing Date, to the extent not reflected or reserved against in full in the Purchaser's Closing Balance Sheet, including, without limitation, any tax liabilities to the extent not so reflected or reserved against, accrued in respect of, or measured by the Purchaser's income for any period prior to the Closing Date, or arising out of transactions entered into, or any state of facts existing, prior to the Closing Date;

              (b) Misrepresentations. Any damage or deficiency resulting from any misrepresentation, breach of warranty, or nonfulfillment of any agreement on the part of the Purchaser under this Agreement, or from any misrepresentation in or omission from any certificate or other instrument furnished or to be furnished to BBJ and the Transferors hereunder; and

              (c) Incidental Expenses. All actions, suits, proceedings, demands, assessments, judgments, costs, attorney's fees, and expenses incident to any of the foregoing.

                       The Indemnitors shall reimburse BBJ or, at is election, the Purchaser (the "Indemnities"), on demand, for any payment(s) made by the Indemnities at any time after the Closing Date, in respect of any liability, claim and/or individual expenses to which the foregoing indemnity relates under (a) and (c) above. In the event of an undisclosed liability or claim, the Indemnitors shall be given notice in writing by the Purchaser of a prospective claim for indemnification that has or may arise. The Indemnitors shall be given a reasonable period of time not to exceed 30 days to clear up the matter at their sole cost. If the Indemnitors are unsuccessful, then the Indemnities at their sole discretion may settle the matter and charge the Indemnitors with responsibility to promptly reimburse the Indemnities upon receipt of a demand for payment. The Board of Directors of the Indemnities may, at its sole option and discretion, accept cash, property and/or securities (including the return for cancellation of Purchaser's Common Stock at the then fair market value) in settlement of payment sought from the Indemnitors pursuant to the terms of this Article 8.02.

         8.03 Waiver of Jury Trial. All of the parties hereby waive trial by jury in any action or proceeding of any kind with respect to, in connection with or arising out of this Agreement, any instrument, document or Indemnification Agreement delivered pursuant hereto, or the validity, protection, interpretation, administration, collection or enforcement hereof or thereof.


                             ARTICLE IX

                            MISCELLANEOUS
                            -------------

         9.01 Amendment. This Agreement may be amended, modified or supplemented only by an instrument in writing executed by the party against which enforcement of the amendment, modification or supplement is sought.

         9.02 Parties in Interest. This Agreement shall be binding on and inure to the benefit of and be enforceable by Transferors, BBJ, and the Purchaser, their respective heirs, executors, administrators, legal representatives, successors and assigns. The representations, warranties and other provisions hereof shall survive the Closing.

         9.03 Assignment. Neither this Agreement nor any right created hereby shall be assignable by any party hereto.

         9.04 Notice. Any notice or other communication hereunder must be in writing and given by depositing the same in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested or by delivering the same in person against receipt. Notice shall be deemed received on the date on which it is hand-delivered or on the third business day following the date on which it is so mailed.

     For purposes of notice, the addresses of the parties shall be:

     If to BBJ and the Transferors:        With a copy to:
     ------------------------------        ---------------
     c/o Michael J. Gordon                 Lester Morse P.C.
     BBJ Environmental Solutions, Inc.     111 Great Neck Road
     6802 Citicorp Boulevard Inc.          Suite 420
     Suite 500                             Great Neck, New York 11021
     Tampa, FL  33619

     If to Purchaser:                      With a copy to Purchaser's
                                           attorney:
     ----------------                      ---------------------------
     Paul Shapansky                        Del L. Gustafson, Esq.
     c/o Health Net                        Hall Estill Hardwick Gable
     131-06 Commerce Parkway               Golden & Nelson, P.C.
     Merrimar, FL  33025                   320 S. Boston Ave.,
                                           Suite 400
                                           Tulsa, OK 74103

     And

     Omega Development Incorporated
     8726 South Florence Avenue
     Tulsa, OK  74137

Any party may change its address or addresses for notice by written notice given to the other parties.

         9.05 Entire Agreement. This Agreement and any exhibits hereto supersede all prior agreements and understandings between the parties relating to the subject matter hereof, except that the obligations of any party under any agreement executed pursuant to this Agreement shall not be affected by this Article.

         9.06 Costs, Expenses and Legal Fees. Whether or not the transactions contemplated hereby are consummated, each party hereto shall bear its own costs and expenses (including attorneys' and accounting fees) except that each party hereto agrees to pay the costs and expenses, including reasonable attorneys' fees, incurred by the other parties in successfully (i) enforcing any of the terms of this Agreement against a party alleged to be in breach, or (ii) proving that the other parties breached any of the terms of this Agreement in any material respect.

         9.07 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term hereof, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision never comprised a part hereof; and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance hear from. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as part of this Agreement, a provision as similar in its terms to such illegal, invalid or unenforceable provision as may be possible and still be legal, valid and enforceable.

         9.08 Governing Law. This Agreement and the rights and obligations of the parties hereto shall be governed, construed and enforced in accordance with the laws of the State of Florida. The parties agree that any litigation relating directly or indirectly to this Agreement must be brought before and determined by a court of competent jurisdiction sitting in the State of Florida and County of Hillsborough.

         9.09 Captions. The captions in this Agreement are for convenience of reference only and shall not limit or otherwise affect any of the terms or provisions hereof.

         9.10 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

         9.11 Waiver. No waiver of any term or provision hereof shall be effective unless in writing, signed by the party to be charged.

         9.12 Brokerage and Finder's Fees. Each of the parties hereto represents and warrants to the others that neither such party nor its officers or directors have employed any broker or finder or have made arrangements for the payment of any brokerage commissions or finder's fees in connection with the transactions contemplated by this Agreement and are not otherwise obligated to pay any such fee or commission, except for warrants already granted to Titan Gulf Partners, Ltd., as described in Article 3.04, for its finder and consulting services in connection with this Transaction and to compensate Titan for certain future financial consulting services to be rendered by it. In the event that any claim is asserted by any other person claiming a commission or finder's fee with respect to this Agreement or the transactions contemplated hereby arising from any act, representation, or promise of such person or its representatives, such party will indemnify the other parties against and hold them harmless from any cost or expense with respect thereto.

         9.13 Press Releases and Public Announcements. No party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the other parties or their attorneys, provided, however, that any party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities

(in which case the disclosing party will use its best efforts to advise the other parties prior to making the disclosure).

         IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first written above.

                              PURCHASER:

                              OMEGA DEVELOPMENT INCORPORATED


                              By: /s/ A. Paul Shapansky
                                 -----------------------------
                                 A. Paul Shapansky, President


                              BBJ ENVIRONMENTAL SOLUTIONS, INC.


                              By: /s/ Jerry V. Schinella
                                 -----------------------------
                                 Jerry V. Schinella, President

                                                        TRANSFERORS

                                                          TABLE I
                                                          -------

                                                               Number of Shares of Omega
                                                               Development
                                                               Incorporated
                                     Number of Shares          Common Stock to be issued
                                     of Common Stock           to
                                     of BBJ                    Transferors in
                                     Environmental             Exchange for all
                                     Solutions, Inc.           BBJ Common Stock owned
Name of Transferor                   owned immediately         by them                            Signature
                                     prior to closing

Robert G. Baker                      1,927,195                    3,854,390
   Barbara Baker                     Joint Tenant                Joint Tenant
------------------------------------------------------------------------------------------------------------------

Jerry V. Schinella                   1,927,195                    3,854,390
   Beth Schinella                    Joint Tenant                 Joint Tenant
------------------------------------------------------------------------------------------------------------------

Walter Arnett                            9,636                       19,272
  Jean Arnett                        Joint Tenant                 Joint Tenant
------------------------------------------------------------------------------------------------------------------

Michael J. Gordon
Trustee for Robert P.
Gordon Family Trust                    192,719                      385,438
------------------------------------------------------------------------------------------------------------------

Michael J. Gordon                      505,619                    1,011,238
------------------------------------------------------------------------------------------------------------------

Donald Daley                            10,000                       20,000
------------------------------------------------------------------------------------------------------------------

Daniel T. Woodward                      18,000                       36,000
------------------------------------------------------------------------------------------------------------------

Dennis DiNardo                           9,636                       19,272
------------------------------------------------------------------------------------------------------------------

Jerry A. Black                          25,000                       50,000
------------------------------------------------------------------------------------------------------------------

Lester Morse                            21,000                       42,000
------------------------------------------------------------------------------------------------------------------

Steven Morse                            21,000                       42,000
------------------------------------------------------------------------------------------------------------------

Adrienne Grody                           1,400                        2,800
------------------------------------------------------------------------------------------------------------------

Michael J. Gordon on
behalf of Kelly Gordon,
Minor                                   69,134                      138,267
------------------------------------------------------------------------------------------------------------------

Michael J. Gordon on
behalf of Mikaela
Gordon, Minor                           69,133                      138,267
------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------
Lexus Partners Ltd.                    183,333                      366,666
------------------------------------------------------------------------------------------------------------------

Robert P. Gordon                       333,333                      666,666
   Elizabeth Gordon                 Joint Tenant                 Joint Tenant
------------------------------------------------------------------------------------------------------------------

Kennan G. Dandar                        24,000                       48,000
------------------------------------------------------------------------------------------------------------------

Joseph K. Keegan                        24,000                       48,000
------------------------------------------------------------------------------------------------------------------

Jane Hollister                          24,000                       48,000
------------------------------------------------------------------------------------------------------------------

Richard E. Olson                        24,000                       48,000
------------------------------------------------------------------------------------------------------------------

John C. Summer                          24,000                       48,000
------------------------------------------------------------------------------------------------------------------

Joseph F. Morgan                        60,000                      120,000
   Teresa F. Morgan                  Joint Tenant                Joint Tenant
------------------------------------------------------------------------------------------------------------------

Peter Futro                             60,000                      120,000
------------------------------------------------------------------------------------------------------------------

Rebecca F. Walters                     120,000                      240,000
------------------------------------------------------------------------------------------------------------------

                        TOTAL        5,683,333                   11,366,666
                                     =========                   ==========
------------------------------------------------------------------------------------------------------------------

                                                        TRANSFERORS

                                                         TABLE II
                                                         --------

                                                               Number of Shares of
                                                               Common Stock of
                                                               Omega
                                                               Development
                                     Number of Shares          Incorporated
                                     of Series A               Common Stock to be
                                     Preferred Stock           issued to
                                     of BBJ                    Transferors in
                                     Environmental             Exchange for all
                                     Solutions, Inc.           BBJ Common
                                     owned                     Stock owned
Name of Transferor                   immediately               by them                                  Signature
                                     prior to closing

Brian Wyka                               18,750                     72,000
------------------------------------------------------------------------------------------------------------------

John Fabre                               25,000                     96,000
   Diane Fabre                        Joint Tenant              Joint Tenant
------------------------------------------------------------------------------------------------------------------

Walter J. Daniels                        12,500                     48,000
------------------------------------------------------------------------------------------------------------------

Philip Amuso                              6,250                     24,000
   Jean Amuso                         Joint Tenant              Joint Tenant
------------------------------------------------------------------------------------------------------------------

Jack Frankel                              6,250                     24,000
    Florence Frankel                  Joint Tenant              Joint Tenant
------------------------------------------------------------------------------------------------------------------

Energy Electric, Inc.                    25,000                     96,000
------------------------------------------------------------------------------------------------------------------

Thomas Fell Jr.
Pension Plan                              6,250                     24,000
------------------------------------------------------------------------------------------------------------------

                   TOTAL                 100,000                   384,000
                                       =========                ==========
------------------------------------------------------------------------------------------------------------------

                                                 TRANSFERORS

                                                 TABLE III
                                                 ---------

                                                               Number of Shares of
                                                               Common Stock of
                                                               Omega
                                                               Development
                                     Number of Shares          Incorporated
                                     of Series B               Common Stock to be
                                     Preferred Stock           issued to
                                     of BBJ                    Transferors in
                                     Environmental             Exchange for all
                                     Solutions, Inc.           BBJ Common
                                     owned                     Stock owned
Name of Transferor                   immediately               by them                           Signature
                                     prior to closing

Brian Wyka                                 62,500                  240,000
   Pamela Wyka                          Joint Tenant             Joint Tenant
------------------------------------------------------------------------------------------------------------------

Charles R. Sanford                         12,500                   48,000
------------------------------------------------------------------------------------------------------------------

Richard K. Means, Jr.                      50,000                  192,000
------------------------------------------------------------------------------------------------------------------

Charles F. Sornberger                      12,500                   48,000
------------------------------------------------------------------------------------------------------------------

Shenandoah Associates LP                   25,000                   96,000
------------------------------------------------------------------------------------------------------------------

George G. Mabrey                            9,375                   36,000
------------------------------------------------------------------------------------------------------------------

                        TOTAL             171,875                   660,000
                                          =======                   =======
------------------------------------------------------------------------------------------------------------------

                                                            [EXHIBIT 4]

                  GRANT OF OPTION PURSUANT TO THE
               BBJ ENVIRONMENTAL TECHNOLOGIES, INC.
      EMPLOYEE BENEFIT AND CONSULTING SERVICES COMPENSATION PLAN

     BBJ Environmental Technologies, Inc., a Nevada corporation (the "Company'), hereby grants to Jerry V. Schinella ("Optionee") an option to purchase 138,758 shares of common stock, $.001 par value (the "Shares") of the Company at the purchase price of $1.1675 per share (the "Purchase Price"). This Grant of Option is exercisable in whole or in part, and upon payment in cash, check or money order, or other form of equivalent cash payment acceptable to the Company, to the offices of the Company at 6802 Citicorp Blvd., Suite 500, Tampa, Florida 33619.

     Unless otherwise set forth in an agreement between the Optionee and the Company or in the resolutions of the Board or Committee approving the grant of this Option contained herein, in the event that Optionee's employee status with the Company or an Affiliated Corporation as defined in the Plan, ceases or terminates for any reason whatsoever, whether voluntary, involuntary or by contract, this Grant of Option shall terminate immediately with respect to all unvested options and with respect to any portion of this Grant of Option that has vested and not been exercised, such vested and unexercised options shall terminate no later than either: 1) thirty days after the date of cessation or termination of employee status, as determined in the sole discretion of the Company; or 2) such other date as set forth in a written agreement between the Optionee and the Company, but in no event later than the Expiration Date of this Option as defined herein; and no rights hereunder may be exercised after said date.

     The foregoing paragraph shall not apply to any Grant of Option granted to a non-employee of the Company. Unless otherwise set forth in an agreement between the Optionee and the Company or in the resolutions of the Board or Committee approving the grant of this Option contained herein, any Grant of Option for services as a director, consultant or advisor to the Company, shall terminate immediately with respect to all unvested options in the event such person ceases to serve as a director, consultant or advisor to the Company and with respect to any portion of this Grant of Option that has vested and not been exercised, such vested and unexercised options shall continue in force and effect until the expiration date.

     Subject to the preceding paragraph, this Grant of Option, or any portion thereof, may be exercised only to the extent vested per the attached schedule, and must be exercised by Optionee no later than May 15, 2006 (the "Expiration Date") by (i) notice in writing, sent by facsimile copy to the Company at its address set forth above; and (ii) payment of the Purchase Price pursuant to the terms of this Grant of Option and the Company's Employee Benefit and Consulting Services Compensation Plan. The notice must refer to this Grant of Option, and it must specify the number of shares being purchased, and recite the consideration being paid therefor. Notice shall be deemed given on the date on which the notice is delivered to the Company by facsimile transmission bearing an authorized signature of Optionee.

     This Grant of Option shall be considered validly exercised once payment therefor has cleared the banking system and the Company has received written notice of such exercise.

     If Optionee fails to exercise this Grant of Option in accordance with this Agreement, then this Agreement shall terminate and have no force and effect, in which event Optionor and Optionee shall have no liability to each other with respect to this Grant of Option.

     This Grant of Option may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Execution and delivery of this Grant of Option by exchange of facsimile copies bearing the facsimile signature of a party hereto shall constitute a valid and binding execution and delivery of this Grant of Option by such party. Such facsimile copies shall constitute enforceable original documents.

     The validity, construction and enforceability of this Grant of Option shall be construed under and governed by the laws of the State of Florida, without regard to its rules concerning conflicts of laws, and any action brought to enforce this Grant of Option or resolve any controversy, breach or disagreement relative hereto shall be brought only in a court of competent jurisdiction within the county of Hillsborough, Florida.

     The shares of Common Stock issued upon exercise of this Grant of Option (the "Underlying Shares") are subject to adjustment due to any changes in the capital structure of the Company as set forth in
Section 15 of the Plan. Further, the Underlying Shares may not be sold, exchanged, assigned, transferred or permitted to be transferred, whether voluntarily, involuntarily or by operation of law, delivered, encumbered, discounted, pledged, hypothecated or otherwise disposed of until (i) the Underlying Shares have been registered with the Securities and Exchange Commission pursuant to an effective registration statement on Form S-8, or such other form as may be appropriate, in the discretion of the Company; or (ii) an Opinion of Counsel, satisfactory to the Company, has been received, which opinion sets forth the basis and availability of any exemption for resale or transfer from federal or state securities registration requirements.

     This Grant of Option may not be assigned, transferred or hypothecated (except under the laws of descent and distribution) and any purported assignment, transfer or hypothecation shall be void ab initio and shall be of no force or effect.

     The Underlying Shares have been registered with the Securities and Exchange Commission pursuant to a registration statement on Form S-8. The grant of this Option is subject to the conditions contained above and in the Company's 2000 Employee Benefit and Consulting Services Compensation Plan, a copy of which is appended hereto. In the event of a conflict between this Option and the Plan, the Plan shall control.

     IN WITNESS WHEREOF, this Grant of Option has been executed effective as of June 28, 2001

                             BBJ ENVIRONMENTAL TECHNOLOGIES, INC.

                             BY MICHAEL J. GORDON
                             VICE PRESIDENT - CORPORATE ADMINISTRATION


                             By:  /s/Michael J. Gordon
                                -------------------------------

Grant of Option pursuant to the BBJ Environmental Technologies, Inc. 2000 Employee Benefit and Consulting Services Compensation Plan

Optionee:               Jerry V. Schinella

Options Granted:	138,758

Purchase Price:         $1.1675 per Share

Date of Grant:          June 28, 2001

Exercise Period:	06/28/01 to 05/15/06

Expiration Date:	May 15, 2006

Vesting Schedule:	option on
                        # of shares     date vested (assuming continued employee
                        -----------     ----------- or consultant status, etc.)

                        138,758         06/28/01

Vested Options Exercised to Date:       ___________ (including this exercise)

Balance of Vested Options to be
  Exercised                             ___________


=============================================================================


                           NOTICE OF EXERCISE
            (TO BE SIGNED ONLY UPON EXERCISE OF THE OPTION)

TO:  BBJ Environmental Technologies, Inc. ("Optionor")

     The undersigned, the holder of the Grant of Option described above, hereby irrevocably elects to exercise the purchase rights represented by such Grant of Option for, and to purchase thereunder, __________ shares of the Common Stock of BBJ Environmental
Technologies, Inc., and herewith makes payment of ______________________ therefor. Optionee requests that the certificates for such shares be issued in the name of Optionee and be delivered to Optionee at the address of _____________________________, and if such shares shall not be all of the shares purchasable hereunder, represents that a new Subscription of like tenor for the appropriate balance of the shares, or a portion thereof, purchasable under the Grant of Option pursuant to the BBJ Environmental Technologies, Inc. Employee Benefit and Consulting Services Compensation Plan, be delivered to Optionor when and as appropriate.

                                   OPTIONEE:


Dated:______________               _________________________________

                                                            [EXHIBIT 5]

                  GRANT OF OPTION PURSUANT TO THE
               BBJ ENVIRONMENTAL TECHNOLOGIES, INC.
   EMPLOYEE BENEFIT AND CONSULTING SERVICES COMPENSATION PLAN

     BBJ Environmental Technologies, Inc., a Nevada corporation (the "Company"), hereby grants to Jerry V. Schinella ("Optionee") an option to purchase 80,000 shares of common stock, $.001 par value (the "Shares") of the Company at the purchase price of $1.00 per share (the "Purchase Price"). This Grant of Option is exercisable in whole or in part, and upon payment in cash, check or money order, or other form of equivalent cash payment acceptable to the Company, to the offices of the Company at 6802 Citicorp Blvd., Suite 500, Tampa, Florida 33619.

     Unless otherwise set forth in an agreement between the Optionee and the Company or in the resolutions of the Board or Committee approving the grant of this Option contained herein, in the event that Optionee's employee status with the Company or an Affiliated Corporation as defined in, the Plan, ceases or terminates for any reason whatsoever, whether voluntary, involuntary or by contract, this Grant of Option shall terminate immediately with respect to all unvested options and with respect to any portion of this Grant of Option that has vested and not been exercised, such vested and unexercised options shall terminate no later than either: 1) thirty days after the date of cessation or termination of employee status, as determined in the sole discretion of the Company; or 2) such other date as set forth in a written agreement between the Optionee and the Company, but in no event later than the Expiration Date of this Option as defined herein; and no rights hereunder may be exercised after said date.

     The foregoing paragraph shall not apply to any Grant of Option granted to a non-employee of the Company. Unless otherwise set forth in an agreement between the Optionee and the Company or in the resolutions of the Board or Committee approving the grant of this Option contained herein, any Grant of Option for services as a director, consultant or advisor to the Company, shall terminate immediately with respect to all unvested options in the event such person ceases to serve as a director, consultant or advisor to the Company and with respect to any portion of this Grant of Option that has vested and not been exercised, such vested and unexercised options shall continue in force and effect until the expiration date.

     Subject to the preceding paragraph, this Grant of Option, or any portion thereof, may be exercised only to the extent vested per the attached schedule, and must be exercised by Optionee no later than May 15, 2006 (the "Expiration Date") by (i) notice in writing, sent by facsimile copy to the Company at its address set forth above; and (ii) payment of the Purchase Price pursuant to the terms of this Grant of Option and the Company's Employee Benefit and Consulting Services Compensation Plan. The notice must refer to this Grant of Option, and it must specify the number of shares being purchased, and recite the consideration being paid therefor. Notice shall be deemed given on the date on which the notice is delivered to the Company by facsimile transmission bearing an authorized signature of Optionee.

     This Grant of Option shall be considered validly exercised once payment therefor has cleared the banking system and the Company has received written notice of such exercise.

     If Optionee fails to exercise this Grant of Option in accordance with this Agreement, then this Agreement shall terminate and have no force and effect, in which event Optionor and Optionee shall have no liability to each other with respect to this Grant of Option.
This Grant of Option may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Execution and delivery of this Grant of Option by exchange of facsimile copies bearing the facsimile signature of a party hereto shall constitute a valid and binding execution and delivery of this Grant of Option by such party. Such facsimile copies shall constitute enforceable original documents.

     The validity, construction and enforceability of this Grant of Option shall be construed under and governed by the laws of the State of Florida, without regard to its rules concerning conflicts of laws, and any action brought to enforce this Grant of Option or resolve any controversy, breach or disagreement relative hereto shall be brought only in a court of competent jurisdiction within the county of Hillsborough, Florida.

     The shares of Common Stock issued upon exercise of this Grant of Option (the "Underlying Shares") are subject to adjustment due to any changes in the capital structure of the Company as set forth in
Section 15 of the Plan. Further, the Underlying Shares may not be sold, exchanged, assigned, transferred or permitted to be transferred, whether voluntarily, involuntarily or by operation of law, delivered, encumbered, discounted, pledged, hypothecated or otherwise disposed of until (i) the Underlying Shares have been registered with the Securities and Exchange Commission pursuant to an effective registration statement on Form S-8, or such other form as may be appropriate, in the discretion of the Company; or (ii) an Opinion of Counsel, satisfactory to the Company, has been received, which opinion sets forth the basis and availability of any exemption for resale or transfer from federal or state securities registration requirements.

     This Grant of Option may not be assigned, transferred or hypothecated (except under the laws of descent and distribution) and any purported assignment, transfer or hypothecation shall be void ab initio and shall be of no force or effect.

     The Underlying Shares have been registered with the Securities and Exchange Commission pursuant to a registration statement on Form S-8. The grant of this Option is subject to the conditions contained above and in the Company's 2000 Employee Benefit and Consulting Services Compensation Plan, a copy of which is appended hereto. In the event of a conflict between this Option and the Plan, the Plan shall control.

     IN WITNESS WHEREOF, this Grant of Option has been executed effective as of June 28, 2001.

                          BBJ ENVIRONMENTAL TECHNOLOGIES, INC.


                          BY MICHAEL J. GORDON
                          VICE PRESIDENT CORPORATE ADMINISTRATION


                          By:  /s/Michael J. Gordon
                             -------------------------------

Grant of Option pursuant to the BBJ Environmental Technologies, Inc. 2000 Employee Benefit and Consulting Services Compensation Plan

Optionee:                  Jerry V. Schinella

Options Granted:           80,000

Purchase Price:            $1.00 per Share

Date of Grant:             June 28, 2001

Exercise Period:           06/28/01 to 05/15/06

Expiration Date:           May 15, 2006

Vesting Schedule:	option on
                        # of shares     date vested (assuming continued employee
                        -----------     ----------- or consultant status, etc.)

                        80,000          06/28/01

Vested Options Exercised to Date:       ___________ (including this exercise)

Balance of Vested Options to be
  Exercised                             ___________


=============================================================================


                     NOTICE OF EXERCISE
       (TO BE SIGNED ONLY UPON EXERCISE OF THE OPTION)


TO:  BBJ Environmental Technologies, Inc. ("Optionor")

     The undersigned, the holder of the Grant of Option described above, hereby irrevocably elects to exercise the purchase rights represented by such Grant of Option for, and to purchase thereunder, __________ shares of the Common Stock of BBJ Environmental Technologies, Inc., and herewith makes payment of ___________________ therefor. Optionee requests that the certificates for such shares be issued in the name of Optionee and be delivered to Optionee at the address of _____________________________, and if such shares shall not be all of the shares purchasable hereunder, represents that a new Subscription of like tenor for the appropriate balance of the shares, or a portion thereof, purchasable under the Grant of Option pursuant to the BBJ Environmental Technologies, Inc. Employee Benefit and Consulting Services Compensation Plan, be delivered to Optionor when and as appropriate.


                                    OPTIONEE:


Dated:________________              ______________________________

                                                           [EXHIBIT 6]

                 GRANT OF OPTION PURSUANT TO THE
               BBJ ENVIRONMENTAL TECHNOLOGIES, INC.
   EMPLOYEE BENEFIT AND CONSULTING SERVICES COMPENSATION PLAN

     BBJ Environmental Technologies, Inc., a Nevada corporation (the "Company"), hereby grants to Jerry V. Schinella ("Optionee") an option to purchase 720,000 shares of common stock, $.001 par value (the "Shares") of the Company at the purchase price of $1.25 per share (the "Purchase Price"). This Grant of Option is exercisable in whole or in part, and upon payment in cash, check or money order, or other form of equivalent cash payment acceptable to the Company, to the offices of the Company at 6802 Citicorp Blvd., Suite 500, Tampa, Florida 33619.

     Unless otherwise set forth in an agreement between the Optionee and the Company or in the resolutions of the Board or Committee approving the grant of this Option contained herein, in the event that Optionee's employee status with the Company or an Affiliated Corporation as defined in, the Plan, ceases or terminates for any reason whatsoever, whether voluntary, involuntary or by contract, this Grant of Option shall terminate immediately with respect to all unvested options and with respect to any portion of this Grant of Option that has vested and not been exercised, such vested and unexercised options shall terminate no later than either: 1) thirty days after the date of cessation or termination of employee status, as determined in the sole discretion of the Company; or 2) such other date as set forth in a written agreement between the Optionee and the Company, but in no event later than the Expiration Date of this Option as defined herein; and no rights hereunder may be exercised after said date.

     The foregoing paragraph shall not apply to any Grant of Option granted to a non-employee of the Company. Unless otherwise set forth in an agreement between the Optionee and the Company or in the resolutions of the Board or Committee approving the grant of this Option contained herein, any Grant of Option for services as a director, consultant or advisor to the Company, shall terminate immediately with respect to all unvested options in the event such person ceases to serve as a director, consultant or advisor to the Company and with respect to any portion of this Grant of Option that has vested and not been exercised, such vested and unexercised options shall continue in force and effect until the expiration date.

     Subject to the preceding paragraph, this Grant of Option, or any portion thereof, may be exercised only to the extent vested per the attached schedule, and must be exercised by Optionee no later than May 15, 2006 (the "Expiration Date") by (i) notice in writing, sent by facsimile copy to the Company at its address set forth above; and (ii) payment of the Purchase Price pursuant to the terms of this Grant of Option and the Company's Employee Benefit and Consulting Services Compensation Plan. The notice must refer to this Grant of Option, and it must specify the number of shares being purchased, and recite the consideration being paid therefor. Notice shall be deemed given on the date on which the notice is delivered to the Company by facsimile transmission bearing an authorized signature of Optionee.

     This Grant of Option shall be considered validly exercised once payment therefor has cleared the banking system and the Company has received written notice of such exercise.

     If Optionee fails to exercise this Grant of Option in accordance with this Agreement, then this Agreement shall terminate and have no force and effect, in which event Optionor and Optionee shall have no liability to each other with respect to this Grant of Option.

     This Grant of Option may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Execution and delivery of this Grant of Option by exchange of facsimile copies bearing the facsimile signature of a party hereto shall constitute a valid and binding execution and delivery of this Grant of Option by such party. Such facsimile copies shall constitute enforceable original documents.

     The validity, construction and enforceability of this Grant of Option shall be construed under and governed by the laws of the State of Florida, without regard to its rules concerning conflicts of laws, and any action brought to enforce this Grant of Option or resolve any controversy, breach or disagreement relative hereto shall be brought only in a court of competent jurisdiction within the county of Hillsborough, Florida.

     The shares of Common Stock issued upon exercise of this Grant of Option (the "Underlying Shares") are subject to adjustment due to any changes in the capital structure of the Company as set forth in
Section 15 of the Plan. Further, the Underlying Shares may not be sold, exchanged, assigned, transferred or permitted to be transferred, whether voluntarily, involuntarily or by operation of law, delivered, encumbered, discounted, pledged, hypothecated or otherwise disposed of until (i) the Underlying Shares have been registered with the Securities and Exchange Commission pursuant to an effective registration statement on Form S-8, or such other form as may be appropriate, in the discretion of the Company; or (ii) an Opinion of Counsel, satisfactory to the Company, has been received, which opinion sets forth the basis and availability of any exemption for resale or transfer from federal or state securities registration requirements.

     This Grant of Option may not be assigned, transferred or hypothecated (except under the laws of descent and distribution) and any purported assignment, transfer or hypothecation shall be void ab initio and shall be of no force or effect.

     The Underlying Shares have been registered with the Securities and Exchange Commission pursuant to a registration statement on Form S-8. The grant of this Option is subject to the conditions contained above and in the Company's 2000 Employee Benefit and Consulting Services Compensation Plan, a copy of which is appended hereto. In the event of a conflict between this Option and the Plan, the Plan shall control.

     IN WITNESS WHEREOF, this Grant of Option has been executed effective as of June 28, 2001.

                                BBJ ENVIRONMENTAL TECHNOLOGIES, INC.


                                BY MICHAEL J. GORDON
                                VICE PRESIDENT CORPORATE ADMINISTRATION



                                By:  /s/Michael J. Gordon
                                  -------------------------------

Grant of Option pursuant to the BBJ Environmental Technologies, Inc. 2000 Employee Benefit and Consulting Services Compensation Plan

Optionee:                Jerry V. Schinella

Options Granted:         720,000

Purchase Price:          $1.25 per Share

Date of Grant:           June 28, 2001

Exercise Period:         06/28/01 to 05/15/06

Expiration Date:         May 15, 2006


Vesting Schedule:	option on
                        # of shares     date vested (assuming continued employee
                        -----------     ----------- or consultant status, etc.)

                        720,000         06/28/01

Vested Options Exercised to Date:       ___________ (including this exercise)

Balance of Vested Options to be
  Exercised                             ___________


=============================================================================


                        NOTICE OF EXERCISE
           (TO BE SIGNED ONLY UPON EXERCISE OF THE OPTION)

TO:  BBJ Environmental Technologies, Inc. ("Optionor")

     The undersigned, the holder of the Grant of Option described above, hereby irrevocably elects to exercise the purchase rights represented by such Grant of Option for, and to purchase thereunder, __________ shares of the Common Stock of BBJ Environmental Technologies, Inc., and herewith makes payment of ___________________ therefor. Optionee requests that the certificates for such shares be issued in the name of Optionee and be delivered to Optionee at the address of _____________________________, and if such shares shall not be all of the shares purchasable hereunder, represents that a new Subscription of like tenor for the appropriate balance of the shares, or a portion thereof, purchasable under the Grant of Option pursuant to the BBJ Environmental Technologies, Inc. Employee Benefit and Consulting Services Compensation Plan, be delivered to Optionor when and as appropriate.

                                OPTIONEE:

Dated:_______________           _______________________________